FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For August 9, 2024

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

DESWELL ANNOUNCES FILING AND AVAILABILITY OF
ANNUAL REPORT ON FORM 20-F

MACAO—August 9, 2024 -- Deswell Industries, Inc. (Nasdaq: DSWL) today announced that the Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2024, with the United States Securities and Exchange Commission (“SEC”). The Company’s Annual Report is available on the SEC's website at http://www.sec.gov.

The Company will deliver a paper copy of its fiscal 2024 Annual Report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder within a reasonable time after request. To obtain a paper copy of Deswell's fiscal 2024 Annual Report on Form 20-F, written request should be made to Deswell Industries, Inc., 10B, Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macau, Special Administrative Region, PRC.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.
by

Edward So Kin Chung,
Chief Executive Officer

Date: August 9, 2024